Filed Pursuant to Rule 253(g)(2)

File No. 024-11135

NICO ECHO PARK, BENEFIT CORP.

SUPPLEMENT NO. 1 DATED APRIL 10, 2020

TO THE OFFERING CIRCULAR DATED MARCH 30, 2020

This document supplements, and should be read in conjunction with, the offering circular of Nico Echo Park, Benefit Corp. (the “Company”), dated March 30, 2020 and filed by the Company with the Securities and Exchange Commission (the “SEC”) as part of its offering circular that was qualified by the SEC on March 30, 2020 (the “Offering Circular”), as it may be supplemented from time to time.

The purpose of this supplement is to disclose the establishment of a rent assistance program (the “Program”).

Establishment of Rent Assistance Program

On April 9, 2020, the board of directors of the Company authorized the establishment of the Program for the approximately 120 residents and 4 small businesses across the Company’s three buildings in Echo Park, California.

The Program is being introduced to support community stability and to provide credit support to the residents and commercial tenants of the Company’s buildings who have been impacted by the COVID-19 emergency and who opt-in to participate in the Program by completing a survey and having a 1-on-1 call or video conference with a member of the Company’s manager’s team.

The Program has three (3) components: security deposits, community rent assistance fund and community wealth grants, each of which are described below in more detail.

Security Deposits

Security deposits that are being held by the Company on behalf of individual residents and commercial tenants may be applied towards rent owing. These funds would be the first monies used under the Program.

Community Rent Assistance Fund

The Company’s sponsor, The Neighborhood Investment Company (Nico), Inc. (“Nico”) has committed up to $150,000 in direct cash assistance to residents and commercial tenants who opt-in to the Program. These funds would be available on a case by case basis for those who have opted in and already applied their security deposit towards rent. Nico will not be reimbursed by the Company for these direct cash assistance payments.

Community Wealth Grants

To provide a longer-term form of support for the community in which the Company owns assets, the Company is offering each family unit or business who either remains current on rent or opts into the Program a one-time grant of $1,000 of common shares of the Company (up to a total of approximately $100,000).

The Company believes that when taken together, this Program will provide a meaningful amount of immediate and longer-term financial support to its residents and commercial tenants who are experiencing hardship as a result of the COVID-19 emergency. As a benefit corporation, the Company has an investment strategy that balances financial returns to shareholders with the non-financial impact on its stakeholders in the following areas:

1.	Increased financial inclusion and wealth creation

2.	Distributed power and stakeholder alignment

3.	Improved environment and quality of life

4.	Neighborhood diversity and stability

5.	Strong local economy

The Company believes that in addition to helping preserve the financial value of that assets, that the investment represented by the Program is supportive of, and in line with, its non-financial objectives.

The adoption of this Program, including the issuance of shares related to the community wealth grant component of the Program, has been unanimously approved by the board of directors of the Company.